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                                  Exhibit 11.1

                  Statement of Computation of Earnings Per Share
                      for the six months ended June 30, 1997

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                               Earnings Per Share
                                                              Primary           Fully Diluted
                                                           -------------       ---------------
1. Proceeds upon exercise of options                       $ 11,261,250          $ 11,261,250
2. Market price of shares
        Closing: 6/30/97                                   $          -          $      15.25
        Average: 4/01/97-6/30/97                           $      14.89          $          -
3. Treasury shares that could be repurchased (Options)          756,296               738,443
4. Option shares outstanding                                    787,500               787,500
5. Common stock equivalent shares (Excess                        31,204                49,057
    shares under option over Treasury
    shares that could be repurchased)
6. Weighted average number of shares outstanding             27,237,452            27,311,855
7. Net income for the period                               $ 13,590,000          $ 13,590,000
8. Less: Dividends applicable to
    the preferred stock                                    $ (8,410,000)         $(8,410,000)
    Plus: Interest expense on convertible note             $          -          $          -
9. Net income applicable to common shares                  $  5,180,000          $  5,180,000
10.Income per share                                        $       0.19          $       0.19
11.Reported income per share                               $       0.19          $       0.19
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